Via Facsimile and U.S. Mail
Mail Stop 6010

August 4, 2006

Mr. John F. Milligan
Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

> **Re:** **Gilead Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-19731**

Dear Mr. Milligan:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition, page 32

1.   We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you specify as accruals for returns of expired products; rebate programs; and customer incentives, could

be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a).   Quantify each item that reduces your gross revenue for the years presented. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each product sales allowance. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b).   Expand the discussion of your use of information from external sources; that is, tell us how you analyze the inventory data that you receive from your U.S. wholesalers and third-party prescription information each period. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

c).   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and wholesaler inventory management agreements, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

d).   Please disaggregate the roll-forward information presented in Schedule II to your consolidated financial statements for each item that reduces your gross revenue as of and for the financial statement periods presented, to quantify the following:

- the current provision related to sales made in the current period;
- the current provision related to sales made in prior periods;
- actual returns or credits in the current period related to sales made in the current period; and
- actual returns or credits in the current period related to sales made in prior periods.

e).   Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Prepaid Royalties, page 33

2.   So that a reader can understand the significance of your prepaid royalty expense, please provide us with the following information, in a disclosure-type format, for December 31, 2005 and June 30, 2006:

- the amount of the prepaid royalty asset and the amount of related amortization expense that you recorded for each period presented;

- the range of reasonably likely amounts of future amortization related to your prepaid royalty asset or some other type of sensitivity analysis; and

- how you derived the discount in arriving at the initial present value of the prepaid royalty asset.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

12. Subsequent Events

Convertible Senior Notes, page 15

3.   Please provide us with your analysis of whether the 16.9 million warrants issued pursuant to your April 2006 convertible senior notes transaction meet the definition of a derivative instrument under SFAS No. 133, paragraph 6, as you have indicated that you will record the net cost of this transaction within stockholders' equity. In so doing, please also provide us with a corresponding point-by-point analysis of whether the warrants meet all of the criteria outlined in paragraphs 12-32 of EITF No. 00-19 in order to qualify for the paragraph 11a.) scope exception under SFAS No. 133 and ultimately reside in equity.

*   *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant